Exhibit 99.1

VIA optronics Reports Unaudited First Quarter 2021 Results

Total Q1 2021 revenue rose 60.7% year over year

Nuremberg, Germany: May 18, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of enhanced display solutions, today announced financial results for the first quarter 2021 ending March 31, 2021. The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

“We are very pleased with our first quarter revenue growth,” said Jürgen Eichner, CEO & Founder of VIA. “Despite the ongoing global pandemic and the worldwide semiconductor shortage, we overachieved our revenue expectations again, which demonstrates that we have the right strategy for the future. The 50-70% annual growth of the EV market, which is one of the key segments that we target and serve and will further support our growth path. We will safeguard that by continuing to invest in technology, R&D and capacity to further expand our customer and project base.”

First Quarter 2021 Financial Summary

●	Total revenue of €41.3 million, an increase of 60.7%, compared to €25.7 million in the first quarter of 2020.
o	Display Solutions revenue of €35.6 million, an increase of 71.2%, compared to €20.8 million in the first quarter of 2020.
o	Sensor Technologies revenue of €5.7 million, an increase of 16.3% as compared to €4.9 million in the first quarter of 2020.
●	Gross profit margin in the first quarter of 2021 of 11.4% compared to 17.1% in the first quarter of 2020.
o	Display Solutions gross profit margin of 9.8% compared to 19.2% in the first quarter of 2020.
o	Sensor Technologies gross profit margin of 21.1% compared to 8.2% in the first quarter of 2020.
●	Operating loss of €0.5 million, flat as compared to an operating loss of €0.5 in the first quarter 2020.
●	Net loss of €1.1 million, or loss of €0.24 per basic and diluted share, compared to net loss of €4.1 million, or loss of €0.92 per basic and diluted share, in the fourth quarter of 2020.
●	EBITDA of €1.3 million in the first quarter of 2021 compared to EBITDA of €1.3 million in the first quarter of 2020.
o	Display Solutions EBITDA of €0.2 million compared to EBITDA of €0.5 million in the first quarter of 2020.
o	Sensor Technologies EBITDA of €1.1 million compared to an EBITDA of €0.8 million in the first quarter of 2020.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures" and a reconciliation of EBITDA to operating income (loss), the comparable IFRS measure, in the Segment Information section below.

“We are pleased with our strong start to the year as demonstrated by the significant growth in revenue in the quarter,” said Daniel Jürgens, CFO of VIA. “We continue to invest in R&D and our manufacturing capabilities to address the large market opportunity ahead of us.”

Outlook

For the second quarter of 2021, VIA expects to achieve total revenue of €44 million to €46 million. For the full year 2021, the Company continues to expect to achieve year over year revenue growth of at least 20% compared to 2020. These projections reflect continued uncertainty related to the ongoing impacts from COVID-19 as well as the global semiconductor shortage. These forward-looking statements are based on current expectations and actual results may differ materially. Please refer to the note below on the forward-looking statements and the risks involved with such statements. VIA optronics disclaims any obligation to update these forward-looking statements.

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time the today. The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The dial-in numbers for the call are +1 631-302-6547 (USA), +44 203-059-8128 (UK), or +49 695-660-36000 (Germany). Please ask to be connected to the VIA optronics AG call. An archived version of the webcast will be available on the VIA Investor Relations website for 90 days.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement,, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Investor Relations:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

VIA optronics AG

Consolidated Statement of Financial Position

	March 31,	December 31,
Millions of EUR	2021	2020
Assets

Non-current assets	23.0	21.5
Intangible assets	3.6	4.1
Property and equipment	18.6	16.8
Other financial assets	0.1	0.2
Deferred tax assets	0.7	0.4

Current assets	133.3	128.4
Inventories	24.3	17.3
Trade accounts receivables	31.0	26.4
Current tax assets	0.2	0.1
Other financial assets	—	—
Other non-financial assets	3.4	3.6
Cash and cash equivalents	74.4	81.0

Total assets	156.3	149.9

Equity and liabilities

Equity attributable to equity holders of the parent	77.3	77.6
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	83.4	83.4
(Accumulated Deficit) / Retained earnings	(11.0)	(9.9)
Currency translation reserve	0.4	(0.4)

Non-controlling interests	0.3	0.3

Total Equity	77.6	77.9

Non-current liabilities	10.3	9.3
Loans	1.6	1.6
Provisions	0.1	0.1
Lease liabilities	8.6	7.6
Deferred tax liabilities	—	—

Current liabilities	68.4	62.7
Loans	25.2	20.6
Trade accounts payable	31.5	30.6
Current tax liabilities	0.6	1.3
Provisions	0.6	0.6
Lease liabilities	1.5	1.6
Other financial liabilities	4.4	4.1
Other non-financial liabilities	4.6	3.9

Total equity and liabilities	156.3	149.9

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended
	March 31,
Millions of EUR	2021	2020
Revenue	41.3	25.7

Cost of sales	(36.6)	(21.3)

Gross profit	4.7	4.4

Selling expenses	(1.2)	(1.1)

General administrative expenses	(4.7)	(3.1)

Research and development expenses	(1.0)	(0.6)

Other operating income	4.3	0.5

Other operating expenses	(2.6)	(0.6)

Operating (loss)/income	(0.5)	(0.5)

Financial result	(0.3)	(0.4)

(Loss)/Profit before tax	(0.8)	(0.9)

VIA optronics AG

Earnings Per Share

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	December 31,
EUR	2021	2020
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(1.1)	(4.1)
Weighted average of shares outstanding	4,530,701	4,515,278
Earnings/(loss) per share in EUR (basic and diluted)	(0.24)	(0.92)

VIA optronics AG

Segment Information

2021:

Three Months Ended
March 31, 2021	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	35.6	5.7	41.3	—	41.3

Inter-segment revenues	—	1.1	1.1	(1.1)	—

Total revenues	35.6	6.8	42.4	(1.1)	41.3

Gross profit	3.5	1.2	4.7	—	4.7

Operating income (loss)	(0.6)	0.1	(0.5)	—	(0.5)

Depreciation and amortization	0.8	1.0	1.8	—	1.8

EBITDA	0.2	1.1	1.3	—	1.3

2020:

Three Months Ended
March 31, 2020	Display	Sensor	Total	Consolidation	Consolidated
Millions of EUR	Solutions	Technologies	segments	adjustments	Total
External revenues	20.8	4.9	25.7	—	25.7

Inter-segment revenues	—	0.6	0.6	(0.6)	—

Total revenues	20.8	5.5	26.3	(0.6)	25.7

Gross profit	4.0	0.4	4.4	—	4.4

Operating income (loss)	(0.1)	(0.4)	(0.5)	—	(0.5)

Depreciation and amortization	0.6	1.2	1.8	—	1.8

EBITDA	0.5	0.8	1.3	—	1.3